    EXHIBIT 19
3M Company Insider Trading Policies and Procedures
3M Company Securities Trading
and Insider Information Policy
3M Company
Securities Trading and Insider Information Policy
Applies To
This Policy applies to members of 3M's Board of Directors, all 3M and subsidiary employees and those acting on behalf of 3M or its subsidiaries, including consultants and contract workers, and 3M itself (collectively, "Covered Persons").
Introduction & Background or Purpose
During their activities with 3M, Covered Persons may become aware of information about 3M or other companies that has not been made public. The use of such non-public or “inside” information about 3M or the other company in violation of 3M policy may also be a violation of the laws of many countries where 3M does business. Such laws make it unlawful for any person who has “material” non-public information about a company to trade the stock or other securities of that company or to disclose such information to others who may trade.
Insider trading is illegal and is prohibited. Covered Persons must (1) comply with all securities and insider trading laws, and (2) not disclose material, non-public information, or, while knowing material non-public information about 3M or another company, purchase or sell securities (e.g., stock, options, puts, calls, or any other derivatives) of 3M or the other company. In addition, senior 3M executives must comply with Securities and Exchange Commission rules restricting their ability to trade in 3M securities.
Requirements
Overall responsibility for ensuring compliance with these requirements is assigned to the 3M Legal Affairs organization.
Material, non-public information is information that is not available to the general public and that could influence an investor to buy, sell, or hold securities. Any information, whether positive or negative, that may affect the stock price (either up or down) should be regarded as material.
Examples include unannounced:
•Company or business unit financial results,
•Earnings per share, including confirmation of previously issued earnings guidance,
•Dividend actions or other changes to the capital structure, including share repurchases,
•Mergers, acquisitions, divestitures, or joint ventures,
•Major litigation or government investigations,
•Major management changes,
•Cybersecurity incidents, data security breaches, and other disruptions to 3M’s information
•technology infrastructure, and
•Significant new product development or advances in research
It may not be clear whether certain information is “material,” so always seek the advice of the appropriate member of the Legal Affairs department if you are uncertain. Please note that the importance of information to an investor will be viewed after the fact by government regulators, prosecutors, courts and others with the benefit of 20/20 hindsight.

Information is non-public until it has been disclosed to the investing public through established news services, such as Dow Jones News Services, and sufficient time has passed to allow the information to be disseminated through the trading markets, typically upon completion of one full trading day after public disclosure. For example, if information is disclosed before the market opens on a Tuesday, it would be considered broadly disseminated by the open of regular trading on Wednesday.

Insider trading is illegal and is prohibited by 3M policy. Covered Persons must follow these requirements:
•You must not buy or sell stock or other securities of 3M, directly or indirectly through family members or other persons or entities, while you are in possession of material, non-public information concerning 3M.
•You must not buy or sell stock or other securities of any other company (including, for example, a current or prospective 3M customer, supplier, or counterparty to a potential corporate development transaction), directly or indirectly through family members or other persons or entities, while you are in possession of material, non-public information concerning the company. Please note that information that is not material to 3M may be material to the other company.
•You must not disclose material, non-public information about any company to any other person, including family members, friends, or colleagues, where the information may be used by the other person to transact in the company’s securities, even if you will not financially benefit from it.
•You must not recommend or suggest that anyone else buy, sell, or retain the stock or other securities of any company while you have material, non-public information about the company.
•You must not provide access to material, non-public information when it does not meet the strict need-to-know requirement.
•As general guidance, anyone with access to company-wide financial data (sales and/or costs) should not trade securities from the 15th of the last month of a quarter until completion of one full trading day after issuance of the quarterly earnings press release.
•In addition, from time to time 3M may notify you of specific periods when you are prohibited from buying or selling stock or other securities of 3M or another company.
Certain trading features, such as standing or market limit orders (e.g., an order to exercise a stock option or sell stock when it reaches a specified price), holding shares in a margin account, and pledging shares as collateral for a loan carry heightened risks for insider trading violations because you have no control over the timing of a transaction which could be executed by a broker with your standing instructions while you are in possession of material, non-public information.
It is the ultimate responsibility of each Covered Person to comply with insider trading rules. Failure to comply with the requirements of the law and this Policy could lead to: (i) criminal and civil penalties for 3M and any individual involved in the violation, (ii) discipline, up to and including termination of employment, (iii) significant business disruptions, and (iv) harm to 3M’s reputation.
Section 16 officers (those senior executives who are members of the Corporate Operations Committee and the Chief Accounting Officer) and members of the 3M's Board of Directors have additional trading restrictions and may only trade during quarterly window periods following a pre-clearance procedure and with permission of the CEO and the appropriate personnel in the Legal Affairs department. In addition, they are specifically prohibited from directly or indirectly: (i) engaging in “short” sales of 3M securities (sales of securities that are not then owned), (ii) trading in any options, puts, calls, or other derivatives that is directly linked to 3M securities at any time, (iii) engaging in any type of hedging activity involving 3M securities, (iv) using standing or market limit orders, (v) holding 3M securities in a margin account, or (vi) pledging 3M securities as collateral for any obligation.

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